**Independent Accountant's Review Report**

To Whom It May Concern:

I have reviewed the accompanying financial statements of Adventure Clubs, LLC, which comprise the balance sheet as of December 31, 2015, the statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. I believe that the results of my procedures provide a reasonable basis for my conclusion.

*Accountant's Conclusion*
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.



Michael Moffat, CPA
Denver, CO
August 26, 2016

**Adventure Clubs**
Balance Sheet
31-Dec-15

| Assets | | |
|---|---|---|
| Current Assets | | |
|   Cash on Hand | 221.34 | |
|   Cash in Bank | 13,840.80 | |
|    Total Current Assets | | 14,062.14 |
| Property, Plant, and Equipment | | |
|   Equipment | 29,862.34 | |
|   Less:  Accumulated Depreciation | (2,116.47) | |
|    Total Property, Plant, and Equipment | | 27,745.87 |
|   Intangible Assets | 1,873.01 | |
|   Less: Accumulated Amortization | (374.60) | |
|    Total Intangible Asset | | 1,498.41 |
| Other Noncurrent Assets | | |
| **Total Assets** | | 43,306.42 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities | | |
|   Notes Payable | 45,000.00 | |
|   Accounts Payable | | |
|   Income Taxes Payable | | |
|   Accrued Expenses | | |
|   Current Portion of Long-Term Debt | | |
|    Total Current Liabilities | | 45,000.00 |
| Long-Term Liabilities | | |
|   Long-Term Notes Payable | | |
|    Total Long-Term Liabilities | | |
| **Total Liabilities** | | 45,000.00 |
| | | |
| Contributed Capital | 14,811.91 | |
|   Total Contributed Capital | | |
| Retained Earnings | (16,505.49) | |
| | | |
|   Total Contributed Capital and Retained Earnings | | |
| **Total Stockholders' Equity** | | (1,693.58) |
| | | |
| **Total Liabilities and Stockholders' Equity** | | 43,306.42 |

See Independent Accountant's Review Report

**Adventure Clubs**
Income Statement
For the Year Ended December 31, 2015

| | |
|---|---:|
| Net Sales | |
|     Sales | 787.14 |
|    Less: Sales returns and allowances | |
| Cost of Goods Sold | |
| Gross Profit | 787.14 |
| | |
| Selling, General and Administrative Expenses | |
|     Salaries | 2,722.06 |
|     Advertising expenses | 205.24 |
|     Taxes and insurance | |
|     Depreciation and amortization expense | 2,491.07 |
|     Bad debts expense | |
|     Other selling, general and administrative expenses | 11,874.26 |
| Operating Income (Loss) | (16,505.49) |
| | |
| Taxes | |
| | |
| Income Taxes Expense | |
| Income (Loss) from Continuing Operations | (16,505.49) |
| | |
| Net Income (Loss) | (16,505.49) |

See Independent Accountant's Review Report

**Adventure Clubs**
Statement of Cash Flows
For the Year Ended December 31, 2015

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Sales | 787.14 | |
| Operating Expense | (14,801.56) | |
| Net Cash Provided by Operating Activities | | (14,014.42) |
| | | |
| Cash Flows from Investing Activities | | |
| Capital | 14,811.91 | |
| Equipment | (31,735.35) | |
| Net Cash Used in Investing Activities | | (16,923.44) |
| | | |
| Cash Flows from Financing Activities | | |
| Borrowings from Banks/Notes Payable | 45,000.00 | |
| Net Cash Used in Financing Activities | | 45,000.00 |
| | | |
| Equivalents | | |
| Cash and Cash Equivalents, January 1, 2015 | 60,000.00 | |
| Cash and Cash Equivalents, December 31, 2015 | | 14,062.14 |

Independent Accountant's Review Report

**Adventure Clubs**
**Notes to Financial Statements**
**December 31, 2015**

### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting The accompanying financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("U.S.GAAP"). The accounting principles comprising the framework are appropriate for the preparation and presentation, based on the needs of the financial statement users and cost and benefit considerations.

### Nature of Operations

The Company is engaged in the service industry in the United States. We are a growing entertainment company focused on creating local, family-oriented experiences in community with others. The power of group buying coupled with live events at a specific time and place for highly segmented audiences is our core business. This is enabled by technology, cloud-based infrastructure, peer to peer networks, remote salesforce, ecommerce, local businesses providing exclusive experiences.

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Statement of Assets, Liabilities and Equity Classification

The Company includes in current assets and liabilities retainage amounts receivable and payable which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

### Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 15 years.

### Revenue and Cost

Recognition Revenues from services are recognized on the percentage of completion method, measured on the basis of incurred costs to estimated total costs for each contract. This cost to cost method is used because management considers it to be the best available measure of progress on these contracts. Revenues from cost-plus fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost to cost method.

**Income Taxes**

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income

## 1. PROPERTY AND EQUIPMENT

Office Equipments

| | |
|---|---|
| AppleMacbook Air Laptop | 942.34 |
| Mobile App Development | 13740 |
| Mobile App Development | 15180 |
| Adventures Club Domain Purchase | 1873.01 |

31735.35

Accumulated depreciation and amortization

Net property and equipment

## 2. FINANCING ACTIVITIES

Line of Credit

The Company has a line of credit agreement with a bank of $45,000.00 for 2015. The line bears interest at the bank's lending rate. The line is reviewed annually and is due on demand.

Loan Payable The following is a summary of all notes payable.

| | | |
|---|---|---|
| Loan Payable | $20,000 August 2015, maturing in 16 months in 1 installment with 25% interest - Due December 2016 | 20,000 |
| Loan Payable | $25,000 December 2015, maturing in 16 months in 1 installment with 25% interest - Due April 2017 | 25,000 |
| | | 45,000 |